SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Refiling of the Quarterly Information Form for the 1st Quarter of 2023

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that the Company's Board of Directors decided, in a meeting held on this date, approve the spontaneous resubmit of the quarterly information form for the quarter ended on 03.31.2023 (Interim Financial Statements – “1Q23 IFS”), without effects on the balance sheet, statements of income, statements of comprehensive income and added value statements.

As shown in the table below, part of the payment amounts for acquisitions of property, plant and equipment and contract assets of the 1Q23 IFS presented as "Cash Flow from Operating Activities" were reclassified as "Cash Flow from Investing Activities", also without change in the line cash and cash equivalents.

03.31.2023	As previously stated	Adjustments	Restated
STATEMENTS OF CASH FLOWS			R$ '000
Net income	635,490	-	635,490
Net income adjustments	419,464	-	419,464
Decrease (increase) in assets	143,709	-	143,709
Increase (decrease) in liabilities	(500,958)	367,676	(133,282)
Suppliers	(576,841)	367,676	(209,165)
Cash generated by operating activities	697,705	367,676	1,065,381
Taxes and charges paid	(525,191)	-	(525,191)
Cash flow from operating activities	172,514	367,676	540,190
Additions to contract assets	(155,627)	(351,566)	(507,193)
Additions to property, plant and equipment	(19,704)	(16,110)	(35,814)
Other activities	(970,708)	-	(970,708)
Cash flow from investing activities	(1,146,039)	(367,676)	(1,513,715)
Cash flow from financing activities	1,206,342	-	1,206,342
Total effects on cash and cash equivalents	232,817	-	232,817

Such reclassification also has no impact on profit, taxes, calculation of financial indicators, covenants contained in loan and financing agreements and debentures, management compensation and proposed dividends.

The refiling is in line with accounting practices adopted in Brazil and with international financial reporting standards (IFRS), and the disclosure of subsequent events (Explanatory Note No. 39) was updated up to the 1Q23 IFS authorization date. For more information, contact the Investor Relations area.

Curitiba, June 07, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 7, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.